

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 21, 2006

Via U.S. mail and facsimile

Mr. David Walton, Esq.
General Counsel
Aircastle Advisor LLC
300 First Stamford Place, 5th Floor
Stamford, CT 06902

> **Re:** **Aircastle Limited**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 10, 2006**
> **File No. 333-134669**

Dear Mr. Walton:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We read your response to comment 7 of our letter June 28, 2006. We also note the statement in the fourth sentence of the first paragraph in the section entitled "Aircastle Limited" that you are obligated to pay…maintenance or modification costs "in some cases." Please reconcile this statement with the disclosure in the second sentence of the last paragraph on page 85 that you are required to bear a portion of the maintenance or modification costs under "many" of your leases. In addition, please discuss the maintenance payments and end of lease payments the lessee is required to pay under all of your leases, which are reflected in Note 2 to your audited financial statements. It is unclear to us whether the amounts that you are obligated to pay in "some cases" or under "many" of your leases are:

    - portions of these maintenance payments that you return to the lessees after they have fully performed the maintenance at their expense,

- amounts that you pay, either out of the payments or in excess of the payments, to perform maintenance that the lessee fails to perform,

- amounts that are necessary to cover maintenance that the lease requires the company to perform, or

- some other amount.

Recent Developments, page 3

Second Quarter Financial Results, page 4

2. It appears that you intend to present EBITDA for the quarter ended June 30, 2006. If so, please also provide all of the disclosures required by Item 10(e) of Regulation S-K, or refer to the location elsewhere in the filing where they are located.

Dividend Policy, page 39

3. We read your response to comment 30 of our letter dated June 28, 2006 and we reissue this comment with respect to the second bullet point of this comment, as it does not appear that you have provided the requested disclosure.

Description of Share Capital, page 114

Differences in Corporate Law, page 118

4. We read your response to comment 59 of our letter dated June 28, 2006 and the revised disclosure in the second sentence of the first paragraph. Please delete the term "certain," as it implies that you have not discussed all of the material differences between Bermuda and Delaware corporate law.

Financial Statements

Unaudited Consolidated Pro Forma Financial Statements

5. It appears that different terminology is being used to refer to the same pro forma amounts. For example, on page 40, the first column heading is adjusted and the second column heading is as further adjusted.   In your pro forma financial statements, the first pro forma column heading is pro forma and the second pro forma column heading is pro forma, as adjusted. Please clarify whether these amounts are the same. If so, please use the same terminology to refer to them. If these amounts are different, please clarify how they are different and why you are presenting two different sets of pro forma amounts.

Note 1. Adjustments to Pro Forma Consolidated Statements of Operations and Balance Sheet, page F-6

6. Please break out adjustment (A) into two separate adjustments: reductions in interest expense due to extinguishments of existing debt and additions to interest expense due to new debt. Each of these pro forma adjustments should show precisely how the amount of each adjustment was computed. Each adjustment should disclose the amount of each loan being repaid or issued multiplied times its interest rate and arrive at the amount of interest expense to be deducted or added in the pro forma adjustment. For debt that incurs interest at a variable rate, you should use the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect. Please also disclose the average interest rate used for each period and the indexed rate (LIBOR+x% or prime +x%). Make the appropriate revisions.

7. Please disclose in the footnote to adjustment (B) how you computed the amount of the adjustment to your income taxes, including your assumed tax rate.

8. Please disclose in the footnote to adjustment (J) how you computed the amount of the adjustment to your additional paid-in capital.

Consolidated Financial Statements – December 31, 2004 and 2005

Notes to Financial Statements

Note 4. Lease Rental Revenue and Flight Equipment Held for Lease, page F-19

9. We note your response to comment 76 of our letter dated June 28, 2006. Your response to comment 77 of our letter dated June 28, 2006 indicates that you have contingent rentals related to your floating rate leases. Please advise, or disclose the amount of contingent rent recorded for each period presented. Refer to paragraph 5(n) of SFAS 13.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Rufus Decker, Accounting Branch Chief, (202) 551-3769 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Joseph A. Coco, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, NY 10036-6522

        Mr. Edward F. Petrosky, Esq.
        Mr. J. Gerard Cummins, Esq.
        Sidley Austin LLP
        787 Seventh Avenue
        New York, NY 10019